SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005
(Commission File No. 333-127853)

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
(Exact name of registrant as specified in its charter)

BELGO-MINEIRA STEEL COMPANY
(Translation of Registrant's name into English)

Av. Carandaí, 1,115, 26° andar
30130-915 – Belo Horizonte, MG, Brazil
55-31-3219-1348
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia Siderúrgica Belgo-Mineira Changes in the 3rd Quarter of 2005

Comments on the Performance in the 3rd Quarter of 2005

As a result of the corporate restructuring of Group Arcelor in Brazil as approved by the Extraordinary Shareholders’ Meetings held on September 28 and 30, 2005, the Company became the sole holder of the capital stock of Companhia Siderúrgica de Tubarão (“CST”) and Vega do Sul S.A. (“Vega”), both manufacturers of flat steel.

The transfer of these holdings, according to corporate documentation, was retrospectively dated May 31, 2005 and accordingly third quarter results comprise the four-month results of CST and Vega as from June 1, 2005.

In addition to the impacts of the restructuring involving CST and Vega, production and sales cumulative data for the third quarter of 2005 covers nine months of Acindar operations against five months in 2004, considering that its consolidation started in May 2004.

In order to facilitate the comparison of this quarter information with prior periods’ information, the analysis and comments below do not take into consideration the restructuring mentioned above, i.e., they do not consider the inclusion of CST and Vega do Sul. The impacts of the restructuring and its impacts on results of operations for the quarter are stated in the Section “Impacts of corporate restructuring on consolidated balance sheet”.

Production of Belgo Companies (except flat steel)

Table 1

10[3] t	2004					2005			Δ%	Δ%

	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q305/Q305	9M05/9M04

1. Brazilian steel mills
Crude steel	757.0	734.4	881.4	877.1	3,249.9	843.8	782.6	816.1	4.3	2.9
Rolled steel	742.3	737.2	821.8	808.2	3,109.5	781.9	688.5	768.1	11.6	(2.7)

2. Acindar
Crude steel	329.2	324.0	337.7	352.9	1,343.8	320.9	356.8	346.0	(3.0)	3.3
Rolled steel	248.0	284.0	298.5	314.4	1,144.9	307.6	304.5	322.5	5.9	12.5

Total Steel companies
Crude steel	1,086.2	1,058.4	1,219.1	1,230.0	4,593.7	1,164.7	1,139.4	1,162.1	2.0	3.0
Rolled steel	990.3	1,021.2	1,120.3	1,122.6	4,254.4	1,089.5	993.0	1,090.6	9.8	1.3

3. Brazilian wire-drawing plants	156.7	172.9	179.5	159.9	669.0	153.8	143.2	157.8	10.2	(10.7)

* Acindar started to be consolidated from May 2004

Without the effects of the shutdowns during the second quarter of 2005 and the improvement in demand in the domestic market, Brazilian steel plants posted an increase in production in the third quarter as compared to the previous quarter. The production of rolled steel increased 11.6%, while the production of crude steel grew 4.3% . However, the production for the nine-month period remained almost flat.

In comparison to the previous quarter, Acindar showed a slight decrease in the production of crude steel, of 3.0%, while its production of rolled steel increased 5.9% . For the cumulative nine-month period, there was an increase in the production of rolled steel of 12.5%, mainly resulting from the acquisition of the rolled steel company Bonelli, at the end of 2004.

In line with Brazilian steel plants, the Brazilian wire-drawing plants posted an increase of 10.2% in the third quarter as compared to the previous quarter. For cumulative nine-month period, however, there was a 10.7% decrease, mainly due to a small demand from the farming industry.

Sales of Belgo Companies (except flat steel)

Table 2

10[3] t	2004				2005			Δ%	Δ%

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q305/Q305	9M05/9M04

1. Brazilian steel mills *
Domestic market	521.3	606.0	671.9	453.9	473.6	470.6	514.0	9.2	(19.0)
Exports	181.1	185.7	159.7	272.8	306.4	357.7	315.6	(11.8)	86.1
Total	702.4	791.7	831.6	726.7	780.0	828.3	829.6	0.2	4.8

2. Acindar **
Domestic market	252.6	255.5	229.7	223.7	224.3	244.7	258.3	5.6	(1.4)
Exports	45.1	39.0	73.3	83.1	51.9	67.9	84.0	23.7	29.5
Total	297.7	294.5	303.0	306.8	276.2	312.6	342.3	9.5	4.0

Total Steel companies	1,000.1	1,086.2	1,134.6	1,033.5	1,056.2	1,140.9	1,171.9	2.7	4.6

3. Brazilian wire-drawing plants
Domestic market	137.8	146.5	161.5	142.2	136.9	137.0	143.0	4.4	(6.5)
Exports	18.1	20.4	16.2	12.6	10.3	13.0	15.0	15.4	(30.0)
Total	155.9	166.9	177.7	154.8	147.2	150.0	158.0	5.3	(9.1)

*	Belgo and Belgo Siderurgia: includes sales to wire-drawing companies
**	Acindar started to be consolidated from May 2004; in 2004 and 2005 data include steel products, wire-drawn products, and tubes.

Sales to Steel Companies (103 t) (except flat steel)

The sales volume of Brazilian steel plants in the third quarter was basically flat as compared to the previous quarter, while there was a 9.2% increase in sales in the domestic market, in particular due to a higher demand from the civil construction and manufacturing industries. On the other hand, sales foreign market volume decreased 11.8% . Cumulative nine-month period posted a 4.8% increase. However, during this period there was a 19.0% decrease in domestic market sales volume, offset by the substantial increase in volumes exported, 86.1% .

In Argentina, Acindar sales maintained the growth trend in the third quarter, with a 5.6% increase in domestic market sales and a 23.7% increase in exports as compared to the previous quarter. Total cumulative nine-month period sales volume increased 4.0% .

Total sales of Brazilian steel companies/Acindar grew 2.7% in the third quarter compared to the second quarter 2005, while cumulative growth for the first nine months of 2005 was 4.6% as compared to 2004.

As from the second quarter to the third quarter 2005, wire-drawing companies posted an increase in the sales volume of 4.4% in the domestic market and 15.4% in the foreign market, while sales volume decreased 9.1% in the nine-month period as compared to the first nine months of 2004.

Financial Highlights – Belgo Companies (except flat steel)

For better understanding, Belgo shows the financial highlights of the Belgo Companies in their main industries.

Table 3

For the year	Long steel Brazil	Wire-drawing Brazil	Acindar	Others	Eliminations	Consolidated

Net revenue	3,763.1	1,531.9	1,544.0	117.7	(1,007.3)	5,949.4
Cost of sales	(2,426.2)	(1,115.9)	(834.8)	(66.9)	1,021.5	(3,422.3)
Depreciation	(173.3)	(62.0)	(28.8)	(9.1)	0.0	(273.2)
Gross profit	1,163.6	354.0	680.4	41.7	14.2	2,253.9
Operating expenses	(285.8)	(89.8)	(74.3)	(14.4)	2.7	(461.6)
Operating profit (EBIT)	877.8	264.2	606.1	27.3	16.9	1,792.3

Financial income (expenses)	(75.1)	(6.0)	(20.7)	17.5	0.7	(83.6)
Foreign exchange differences	28.3	(3.0)	12.5	10.3	0.0	48.1
Income tax and social contribution	(72.1)	(78.2)	(209.7)	(15.0)	14.1	(360.9)
Equity in earnings of investees	456.7	0.9	7.9	0.0	0.0	465.5
Goodwill (negative goodwill)	(248.4)	(0.4)	(4.6)	0.0	0.0	(253.4)
Other	(115.0)	0.8	(0.5)	1.3	0.0	(113.4)

Net income before minority interest	852.2	178.3	391.0	41.4	31.7	1,494.6

Minority interest	(0.1)	(88.2)	(107.0)	(1.3)	0.0	(196.6)
Net income	852.1	90.1	284.0	40.1	31.7	1,298.0

Cash generation (EBITDA)	1,059.6	327.4	636.3	36.8	16.9	2,077.0

Investments	251.9	66.7	72.4	38.8		429.8
Net debt	(165.3)	(11.6)	(429.8)	(33.2)	71.1	(568.8)
Shareholders' equity	3,258.8	832.5	942.5	927.4	0.0	5,961.2
- Minority interest	0.8	355.7	241.2	4.3		602.0
- Group portion	3,258.0	476.8	701.3	923.1		5,359.2
Number of employees	4,458	2,281	3,037	643		10,419

Progress of Belgo Companies in the quarter and the nine-month period (except flat steel)

Table 4

	2005			2004	2005	Δ%

	Q1	Q2	Q3	Jan-Sep	Jan-Sep

Net revenue	1,950.1	2,038.0	1,961.3	4,775.3	5,949.4	24.6
Operating profit (EBIT)	639.1	636.8	516.5	1,593.5	1,792.4	12.5
Net income	893.7	327.8	273.1	892.2	1,494.6	67.5
Cash generation (EBITDA)	732.4	733.6	611.0	1,833.3	2,077.0	13.3

Net revenue, EBITDA and EBIT comparison (except flat steel)

NET REVENUE

In the first nine months of 2005, Belgo Companies recorded net sales revenues of R$5,949.4 million, against R$4,775.3 million in the same period of 2004, an increase of 24.6%, where 2005 revenues benefited from the effect of the full nine-month consolidation of Acindar, against just five months in 2004 and a higher export volume. However, export revenues were adversely impacted by the appreciation of the Brazilian real in relation to the US dollar in the period.

As compared to the previous period, quarterly net revenue decreased 3.76%, especially due to the appreciation of the Brazilian real in relation to the US dollar, which adversely impacted export revenues and the decrease in international prices, which also affected domestic market prices.

EBITDA

In the first nine months of 2005, operating cash generation (EBITDA) was R$2,077.0 million against R$1,833.3 million in the same period of 2004, a 13.3% increase. This increase reflects the positive effect of the full consolidation of Acindar, as mentioned above.

EBITDA for the third quarter of 2005, R$611.0 million, decreased 16.7% as compared to the previous quarter. EBITDA margin decreased to 31.2% in the third quarter from 36% in the second quarter, basically due to the effects of the real appreciation on exports and price decrease, as commented above.

EBIT

Operating profit (EBIT) in the first nine months of 2005 reached R$1,792.3 million against R$1,593.5 million in the same period of 2004. Thus, there was a 12.5% increase, subject to the effects mentioned above.

Breakdown of Consolidated Indebtedness (Cash), Net As per corporate law (except flat steel)

Table 5

	Dec 31, 2004	Q3 2005

	TOTAL	IN REAIS/PESOS	DOLLARS	TOTAL	EBITDA

Belgo	87.6	20.4	0.0	20.4	269.2
Other steel companies - Brazil	380.6	(150.7)	63.6	(87.1)	805.9
Wire-drawing companies	(9.8)	(23.5)	11.9	(11.6)	331.6
Guilman Amorim	56.9	(17.3)	50.6	33.3	20.8
Other steel companies - Brazil	(38.7)	(42.1)	(51.8)	(93.9)	13.3
Acindar *	(408.0)	(360.0)	(69.9)	(429.9)	636.2

Total net debt	68.6	(573.2)	4.4	(568.8)	2,077.0

- Short-term debt	(544.6)	(730.5)	(74.2)	(804.7)
- Long-term debt	613.2	157.3	78.6	239.5

* Does not include US$80 million of ONCs available for translation as from 2006.

The reversal of the R$68.6 million net debt in December 31, 2004 to a net cash position of R$568.8 million in September 30, 2005 shows the strong capacity of free cash generation, which in the nine-month period, after considering the payment of 2004 dividend installments, totaling R$112.2 million, reached approximately R$750 million.

Indebtedness (Cash), Net - R$ million (except flat steel)

Belgo Companies highlights (except flat steel)

The tables below show, in the first nine months of 2004 and 2005, a net revenue, cash generation (EBITDA) and operating profit (EBIT) obtained in the segments of the Belgo Companies, and also the related eliminations among such segments. The analysis of the indicators of EBITDA and EBIT margins should consider that the sales of Steel Companies to the wire-drawing Companies have been included in net revenue.

Belgo Companies – first nine months of 2004 & 2005 (except flat steel)

Table 6

	Jan-Sep - 2004

	Net revenue	EBITDA	%	EBIT	%

Long steel industry - Brazil	3,262.9	1,047.9	32.1	891.0	27.3
Steel industry - Argentina (1)	899.6	425.5	47.3	411.0	45.7
Wire-drawing industry	1,402.2	364.4	26.0	303.5	21.6
Service industry	89.3	33.1	37.1	25.6	28.7
Eliminations	(878.7)	(37.6)	4.3	(37.6)	4.3

Total	4,775.3	1,833.3	38.4	1,593.5	33.4

	Jan-Sep - 2005

	Net revenue	EBITDA	%	EBIT	%

Long steel industry - Brazil	3,763.1	1,059.6	28.2	877.8	23.3
Steel industry - Argentina	1,544.0	636.3	41.2	606.1	39.3
Wire-drawing industry	1,531.9	327.4	21.4	264.2	17.2
Service industry	117.7	36.8	31.3	27.3	23.2
Eliminations	(1,007.3)	16.9	(1.7)	16.9	(1.7)

Total	5,949.4	2,077.0	34.9	1,792.3	30.1

(1) Acindar started to be consolidated as from May 2004.

Selected Data of Long Steel Mills – Brazil

Table 7

	2005			2004	2005	Δ%

	Q1	Q2	Q3	Jan-Sep	Jan-Sep

Gross revenue	1,686.1	1,709.6	1,664.7	4,414.1	5,060.4	14.6

Net revenue	1,255.3	1,280.1	1,227.7	3,262.9	3,763.1	15.3
Domestic market	913.9	898.0	942.8	2,662.9	2,754.7	3.4
Foreign market	341.4	382.1	284.9	600.0	1,008.4	68.1

Operating profit (EBIT)	318.1	293.3	266.4	891.0	877.8	(1.5)

Financial income (expenses)	(27.5)	(26.9)	(20.7)	(46.1)	(75.1)	62.9
Exchange and currency differences	0.8	30.5	(3.1)	4.0	28.2	605.0
Equity in earnings of investees	602.3	(94.6)	(51.0)	53.4	456.7	755.2
Net income	669.4	90.2	92.7	443.6	852.3	92.1

Cash generation (EBITDA)	379.1	353.7	326.8	1,047.9	1,059.6	1.1
Investments	143.9	50.5	57.5	229.0	251.9	10.0
Net debt	248.4	172.3	(165.3)	183.1	(165.3)

Number of employees	4,350	4,364	4,458	4,328	4,458	3.0

During the nine-month period, the Steel Industry in Brazil reached, considering the market mix, a net revenue of R$3,763.1 million, or a 15.3% increase, and operating profit (EBIT) of R$877.8 million and cash generation (EBTIDA) of R$1,059.6 million, thus basically maintaining the same levels of 2004.

Net income of R$852.2 million for the nine-month period was impacted by:

1)	equity in non-recurrent results of operations of investees for the absorption of the loss by a partner, in the amount R$582.1 million, recognized in the first quarter of 2005; and

2)	the R$56.1 million non-operating expense from the write-off from the revaluation reserve of rural land sold to Belgo Siderurgia S/A in the first quarter of 2005;

The installation of the ladle furnace of the Vitória plant, with a production capacity of 620,000 t/year and the merchant bars drawing line of the Sabará plant was completed in the first half of 2005. CAF maintained its investments in the plantation of new forests and the increase in the charcoal production capacity.

Currently, two blast furnaces to produce pig iron are being built in the Juiz de Fora plant and the project to increase production capacity of the rolling mill train 1 (TL1) of the Monlevade plant is being deployed.

Selected Data of Brazilian Wire-Drawing Plants - BBA + BBN + BMB

Table 8

	2005			2004	2005	Δ%

	Q1	Q2	Q3	Jan-Sep	Jan-Sep

Gross revenue	680.4	685.4	721.1	1,885.7	2,086.9	10.7
Net revenue	499.9	503.3	528.7	1,402.2	1,531.9	9.2
Domestic market	466.0	466.8	491.8	1,268.1	1,424.6	12.3
Foreign market	33.9	36.5	36.9	134.1	107.3	(20.0)

Operating profit (EBIT)	95.8	89.7	78.7	303.4	264.2	(12.9)

Financial income (expenses)	(2.7)	(2.7)	(0.6)	(18.0)	(6.0)	(66.7)
Exchange and currency differences	0.6	(3.1)	(0.5)	(1.9)	(3.0)	57.9
Equity in earnings of investees	2.0	(2.4)	1.4	5.0	1.0	(80.0)
Net income	68.1	55.4	54.8	206.6	178.3	(13.7)

Cash generation (EBITDA)	116.8	110.5	100.1	364.5	327.4	(10.2)

Investments	21.6	27.6	17.5	29.7	66.7	124.6

Net debt	(8.5)	(17.4)	(11.6)	(26.6)	(11.6)	(56.4)

Number of employees	2,317	2,277	2,281	2,266	2,281	0.7

Even though net revenue of the wire-drawing segment in the first nine months of 2005 grew 9.2%, operating profit (EBIT) and cash generation (EBITDA) decreased 12.9% and 10.2% respectively, as compared to the same period in 2004.

It should be considered the impact of sales of export products with dollar-denominated prices on these negative changes and also the lower demand from the farming industry, which prevented the adjustment of prices according to the increase in costs, in addition to the effect of fixed costs resulting from a lower utilization of plant capacity.

Wire-drawing companies of Belgo invested R$66.7 million in operating improvements and enhancement of logistics.

Selected Data of Acindar

Table 9

	2005			2004	2005	Δ%

	Q1	Q2	Q3	May-Sep *	Jan-Sep

Gross revenue	532.4	558.2	533.3	942.1	1,623.9	72.4

Net revenue	506.1	530.5	507.5	899.6	1,544.1	71.6
Domestic market	391.5	405.6	401.0	688.9	1,198.1	73.9
Foreign market	114.6	124.9	106.5	210.7	346.0	64.2

Operating profit (EBIT)	227.2	207.6	171.3	411.0	606.1	47.5

Financial income (expenses)	(11.0)	(11.2)	1.5	(11.0)	(20.7)	88.2
Exchange and currency differences	4.2	8.8	(0.5)	(34.8)	12.5
Equity in earnings of investees	(0.4)	9.1	(0.8)	0.0	7.9
Net income	146.7	133.9	110.4	220.6	391.0	77.2

Cash generation (EBITDA)	235.4	220.0	180.9	425.5	636.3	49.5
Investments	18.6	15.2	38.5	22.5	72.4	221.8
Net debt	(358.7)	(284.9)	(429.8)	(231.0)	(429.8)	86.1

Number of employees	2,992	3,027	3,037	2,937	3,037	3.4

* Consolidated from May 2004.

In the first nine months of 2005, Acindar recorded net revenue of R$1,544.1 million, operating profit (EBIT) of R$606.1 million, cash generation (EBITDA) of R$636.3 million, and net income of R$391.0 million. As previously mentioned, 2005 data are not comparable with 2004 data because the consolidation period in 2004 started in May.

The investments to increase Acindar’s rolled steel production capacity to 320,000 t/year have been approved, a project currently in contracting stage.

On March 18, 2005, the company held the Annual Shareholders’ Meeting that decided on the distribution of dividends in the amount of R$300.6 million on net income for 2004.

Impacts of corporate restructuring on consolidated balance sheet

The consolidated financial statements of Belgo at September 30, 2005 include four months of CST and Vega do Sul results, as from June 1, 2005. This results from the fact that the corporate documentation that determined the corporate restructuring is dated May 31, 2005, and Belgo is entitled to recognize all changes in equity as from that date. As provided by Brazilian law and the by-laws of the Companies, Belgo and CST shareholders that disagreed with the decision to merge CST shares are entitled to withdraw from these companies if they have expressly stated the intention to exercise that right. These consolidated financial statements have been prepared assuming that no withdrawal right will be exercised. Possible requests to exercise such right will be disclosed in the Company’s balance sheet for October.

The table below shows each industry contribution in the statement of income and other performance indicators.

Table 10

Jan-Sep 2005	Consolidated	Consolidated	Consolidated
R$ million	Long steel *	Flat steel**	Total
		(CST/Vega)

Net revenue	5,949.4	1,802.1	7,751.5
Cost of goods sold	(3,422.3)	(933.1)	(4,355.4)
Depreciation	(273.2)	(179.9)	(453.1)
Gross profit	2,253.9	689.1	2,943.0
Operating expenses	(461.6)	(133.4)	(595.0)
Operating profit (EBIT)	1,792.3	555.7	2,348.0
Financial income (expenses)	(83.6)	(53.7)	(137.3)
Foreign exchange differences	48.1	2.2	50.3
Income tax and social contribution	(360.9)	(16.9)	(377.8)
Equity in earnings of investees	465.5	0.0	465.5
Goodwill (negative goodwill)	(253.4)	0.0	(253.4)
Other	(113.4)	0.8	(112.6)

Net income before minority interest	1,494.6	488.1	1,982.7

Minority interest	(196.6)	0.0	(196.6)
Net income	1,298.0	488.1	1,786.1

Cash generation (EBITDA)	2,077.0	747.5	2,824.5

Investments	429.8	729.8	1,159.6
Net debt	(568.8)	1,384.2	815.4
Shareholders' equity	5,961.2	6,718.4	12,679.6
- Minority interest	602.0	0.0	602.0
- Group portion	5,359.2	6,718.4	12,077.6

Number of employees	10,419	4,600	15,019

*	See page 5
**	CST and Vega started to be consolidated from June 1, 2005

Within the consolidation process, significant accounting practices applied both by CST and Vega have been aligned with the accounting practices of the Company. Even though this process has not yet been fully completed, it is worth highlighting the reversal of the revaluation reserve of CST totaling R$1,830.3 million, because Belgo does not adopt the revaluation procedure.

The investments in the “Flat steel” segment include investments in SOL Coqueria, a CST subsidiary, which total R$242.9 million in the period.

Capital Market

In the first nine months of 2005, 57.9 million shares of Common Stock (BELG3) and 569.3 million of shares of Preferred Stock (BELG4) were traded on the São Paulo Stock Exchange (BOVESPA).

Total trading was R$782.2 million, for 10,896 trades. The financial volume exceeded by R$231.9 million the volume traded in the same period last year and the number of trades increased 52.9% .

Common stock appreciated 10.4% and preferred stock depreciated 2.7% in the period, net of interest on own capital paid in March and supplementary dividends paid in May 2005. In the same period, the Bovespa index rose 20.6% .

The market value of Belgo at September 30, 2005 was R$10,366.9 million, against R$9,955.1 million in December 31, 2004.

It should be noted that the extraordinary shareholders’ meetings held on September 28 approved the conversion of all preferred shares into shares of the Company’s common stock at the ratio of one preferred share for each common share.

Market Information – Belgo Parent Company

Table 10

	1998	1999	2000	2001	2002	2003	2004	Sep 30, 05

Closing quotations
R$ per 1,000 shares
Book common shares (OE)	78.00	112.00	129.00	130.00	359.50	620.00	1,320.00	1,458.00
Book preferred shares (PE)	37.00	120.00	130.99	146.67	370.00	734.00	1,510.00	1,470.00

Market value
R$ million	272.2	780.2	878.0	926.8	2,580.1	4,754.6	9,955.1	10,366.9

Shareholders' equity
R$ per 1,000 shares	241.81	213.20	279.77	296.60	323.34	384.11	493.68	895.46

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2005

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

By:	/S/ Marc Ruppert
Name: Marc Ruppert Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assum ptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.